                                                                                            EXHIBIT 18.1
February 24, 2009

Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas

Dear Sirs:

We have audited the consolidated financial statements of Boardwalk Pipeline Partners, LP as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 24, 2009, which expresses an unqualified opinion. Note 2 to such consolidated financial statements contains a description of your change during the year ended December 31, 2008 in accounting for customer owned gas in storage. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

DELOITTE & TOUCHE LLP
Houston, Texas